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                            March 18, 2024

       Steven Tomsic
       Chief Financial Officer
       Fox Corp
       1211 Avenue of the Americas
       New York, New York 10036

                                                        Re: Fox Corp
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            File No. 001-38776

       Dear Steven Tomsic:

              We have reviewed your March 8, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27,
       2024 letter.

       Form 10-K for the fiscal year ended June 30, 2023

       Notes to Consolidated Financial Statements
       Note 17. Segment Information, page 101

   1.                                                   We note your response
to our prior comment two which indicates the financial
                                                        information reviewed by
the CODM contains income statement results for Cable Network
                                                        Programming,
Television, FOX Studio Lot and Credible. Please describe any other disaggregated financial
information the CODM receives, the frequency it is provided, and how it is used by the
CODM. In your response, specifically tell us what financial
                                                        information the CODM
receives about the business units, if any. Finally, tell us what disaggregated financial
information is provided to the Board of Directors.
       Note 20. Additional Financial Information, page 105

   2. We note your response to our prior comment three. Please tell us whether you will clearly identify
operating and non-operating expenses on the face of your income
 Steven Tomsic
Fox Corp
March 18, 2024
Page 2
         statement. Also, confirm whether you will quantify each material item that will be included in "Restructuring, impairment and other corporate matters" in the notes to your consolidated financial statements.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSteven Tomsic                               Sincerely,
Comapany NameFox Corp
                                                              Division of
Corporation Finance
March 18, 2024 Page 2                                         Office of
Technology
FirstName LastName